CON-SPACE
COMMUNICATIONS LTD.

Safety in Communication®

March 18, 2002

NEWS RELEASE

News Release 02-003
Canadian Venture Exchange
Trading Symbol CDNX: **CCB**
US SEC Exemption No. 82-3378

CON-SPACE SIGNS CONTRACT WITH TELEX

RICHMOND, BC — Mr. Terence A. Ibbetson, President of CON-SPACE® Communications Ltd., (CDNX:**CCB**) (www.con-space.com) announced today that an OEM (Original Equipment Manufacture) Agreement was signed to manufacture private labeled products for Telex Communications, Inc. (www.telex.com).

Telex, with its global headquarters in Minneapolis, Minnesota, USA, has 2,500 employees located at 26 locations worldwide including; Canada, Mexico, China, Hong Kong, Japan, Singapore, Australia, France, Germany and the United Kingdom. Telex is a global leader in designing, manufacturing and marketing, audio, wireless and multimedia communication products. Their brands, including Telex®, Electro-Voice®, Dynacord®, Midas™, Merlin®, and Klark Teknik™, are well known and respected worldwide. Telex products range from speakers, amplifiers, mixers, consoles, signal processors and microphones to intercoms, multimedia wireless communication products, hearing aids and assistive listening devices.

The products supplied by CON-SPACE will be available to Telex for their markets worldwide.

CON-SPACE, with its headquarters in Richmond, BC, Canada, designs, manufactures and distributes a wide range of unique communications equipment which it markets under its own label and as private labeled products for a number of other major companies. Telex is the newest addition to the growing list of companies who rely on the technical and manufacturing abilities of the CON-SPACE team.

"Our reputation as an innovator and quality manufacturer is spreading," said Ibbetson. "Major companies like Telex have recognized our talents and while it takes time to build a reputation like ours, we now have it and the Company will reap the benefits for many years to come."

CON-SPACE equipment is used world wide by Fire Departments and Rescue Teams to assist in locating and extricating survivors from collapsed structures following natural or manmade disasters. Rescuers used the Company's specialty voice equipment in the aftermath of the terrorist attacks at the World Trade Center and Pentagon.

dlw 4/10

For more information, please call James L. Swanson, Chairman, CON-SPACE COMMUNICATIONS LTD., (604) 244-9323, (800) 755-2528 in the U.S., or by e-mail invest@con-space.com. The CON-SPACE web site is located at http://www.con-space.com. "Forward-looking" statements in this release involve risks and uncertainties associated with, among others, economic, industry conditions, technological development, and competition and should not be relied upon as actual results may differ materially from those projected.